EXHIBIT 99.1

Yamana Gold Provides Notice of Second Quarter 2018 Results Release

TORONTO, July 05, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) will release its second quarter 2018 operational and financial results after market close on July 26, 2018, followed by a conference call and webcast on July 27, 2018, at 9:00 a.m. ET.

Second Quarter 2018 Conference Call Details

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7856108

The conference call replay will be available from 12:00 p.m. ET on July 27, 2018, until 11:59 p.m. ET on August 11, 2018.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com